

March 11, 2014

<u>Via E-mail</u>
Eduard Musheyer
Diamond Technology Enterprises, Inc.
President
21 West 47th Street, #24
New York, NY 10036

> **Re: Diamond Technology Enterprises, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed February 19, 2013**
> **File No. 333-192135**

Dear Mr. Musheyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The shares to be sold in the primary offering must be sold at a fixed price for the duration of the offering. Please revise your disclosure throughout your prospectus, including the prospectus cover page and Plan of Distribution sections, accordingly.

2.   The disclosure regarding your access to the property at which your one polishing machine currently is located appears to be inconsistent. Please revise such disclosure on pages 3, 7, 18 and 20, so that it is consistent and accurate.

Prospectus Cover Page

3.   We note your response to comment 5 in our letter dated December 3, 2013. As previously requested, please revise the prospectus cover page to indicate that the primary offering is being conducted on a self-underwritten, best-efforts basis.

Risk Factors, page 6

The Company does not have the capital to acquire raw diamonds…, page 7

4. We note your reference in this risk factor to a "credit line" from one of your principals. It appears from your response to comment 23 in our letter dated December 3, 2013 and your revisions on page 27 that this credit line has expired. Please revise accordingly.

Description of Business and Property, page 17

5. Disclose the basis for your assertion that "[o]f the $60 billion diamond industry, consisting of 133 million carats produced annually, one half is realized from the jewelry industry that represents 95% of the value of production." Similarly support your assertion that "[t]his marketplace continues to remain stable and in fact has experienced growth over the past year." Also your statement "[w]hile demand for Melee diamonds continues to rise, the supply of mined diamonds from known reserves are in steady decline; though it is anticipated that the brown stones will remain in plentiful supply." In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

    We also note that you cite the Rapaport Melee Diamond Index in support of some of your disclosures on page 18. Please provide us with this support. Please mark your furnished support.

6. We note your statement on page 18 that "the Company anticipates an ability to capture a significant share of the approximately $60 billion global diamond jewelry marketplace…" Please elaborate in more detail on how you plan to capture a significant share of the marketplace and what a "significant share" constitutes.

7. We note your response to comment 12 in our letter dated December 3, 2013. Please further revise your disclosure to disclose the milestones that you will need to accomplish in order to implement your business plan, quantify the estimated cost(s) to achieve each milestone and delineate the timeframe for achieving each milestone. Your disclosure should address, without limitation, the nature and cost of your marketing and advertising efforts; how, when and at what cost you will obtain raw materials; when you expect the second polishing machine to be operational and the associated costs; how long it will take to hire and train personnel and the associated costs; additional detail regarding the manner in which you will sell the diamonds "through auction, international jewelry fairs, over the internet and through the use of wholesale and retail jewelry store outlets and channels," including the costs of developing a website, if it is your plan to do so.

Our Management, page 24

8. We note your response to comment 18 in our letter dated December 3, 2013. As
    previously requested, please revise the biography of Mr. Nikitin to clarify the dates and
    duration of his employment for the last five years, including his current employment.

Executive Compensation, page 26

9. Please clarify your references to "TBD" to state, if true, that the amounts listed are to be
    determined and therefore are not currently known and are intended to be deferred. If
    such amounts are currently known but intended to be deferred, then you need to list them.

Plan of Distribution, page 32

10. Your disclosure on page 35 regarding the various prices at which the shares may be sold
    in the primary offering and your use of underwriters in the primary offering appears to be
    inappropriate given that the primary offering is a self-underwritten offering, and given
    that the shares in the primary offering will be sold at a fixed price for the duration of the
    offering. Please revise for accuracy and consistency.

Notes to Unaudited Condensed Financial Statements, page 63

Note 2 – Property and Equipment, page 65

11. We have read your response to comment 29 in our letter dated December 3, 2013. We
    note from this disclosure that the first HPHT machine was recorded at the founder's
    acquisition cost. Please tell us whether the acquisition cost of the first HPHT machine
    was above or below the fair market value of the machine at the date of contribution. In
    this regard, please contrast the two HPHT machines in terms of age, quality and
    estimated value. Tell us who contributed the first HPHT machine and how many shares
    the donor owned upon contribution. We note the principal assets of Diamond
    Technology Enterprises are two HPHT machines. Assuming such machines are similar
    in fair value, please help us understand why Nikitin would accept a 1.2% equity stake in a
    company whose principal assets are two HPHT machines in exchange for the 100%
    contribution of a HPHT machine. If the two HPHT machines are not similar in value,
    please provide the details of the differences. Please also explain how you determined the
    fair value of the shares issued for the second machine was $1/share. If Diamond
    Technology had substantial going concern value prior to the contribution of the second
    machine, please also explain that value in detail. We may have further substantive
    comment.

Note 10 – Subsequent Events, page 53

12. We note your disclosure that in September 2013 you "were obligated to issue" shares of
    common stock for services rendered. Please reconcile this with the fact that your

financial statements do not show any actual issuance of common stock as of October 31, 2013**.**

Exhibit 5.1

13. The opinion does not appear to contain an opinion that the shares to be issued by the company in the offering will, upon issuance, be validly issued, fully paid and non-assessable. Please revise accordingly.

Please contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director